

3rd Quarter 2010
Earnings Release

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, and June 30, 2010, which is available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 134 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

WesBanco

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Dayton
Wheeling
Cincinnati
Huntington
Charleston
Frankfort
Lexington
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved.

- Ranked #1-3 in deposit market share in 14 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/09 Deposit Market Share Data

WesBanco

Summary – Income Statement ($ 000's)

	9/30/10	6/30/10	3/31/10	12/31/09	9/30/09
Net Interest Income	$41,986	$41,148	$40,633	$40,565	$40,429
Non-Interest Income	$14,976	$14,585	$15,041	$17,288	$18,555
Non-Interest Expense	$35,681	$34,567	$35,394	$37,585	$37,705
Provision for Loan Losses	$11,491	$11,675	$11,500	$14,395	$16,200
Net Income to Common Shareholders	$9,153	$8,238	$7,910	$7,297	$2,321
Earnings Per Share-diluted	$0.34	$0.31	$0.30	$0.27	$0.09

WesBanco

Net Interest Margin & Efficiency Ratio



Summary – Capital Ratios %



Total Risk Based Capital
Tangible Equity to Tangible Assets *
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
13.43%
6.68%
12.21%
5.75%
12.37%
5.88%
12.68%
6.06%
12.87%
6.27%
12.89%
6.34%
2Q'09
3Q'09
4Q'09
1Q'10
2Q'10
3Q'10

*See non-GAAP measures for additional information relating to the calculation of this item.

WesBanco

Securities Portfolio – Quality & Liquidity

Securities = $1.36 B
~25% of total assets



- Average portfolio yield of 4.02% YTD.

- WAL approx. 4 years.

- Over 54% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized securities gains of $20.6 million at 9/30/10.

WesBanco

Diversified Loan Portfolio

Total Loans = $3.32 B

Comm. Real Estate = $1.73 B







Summary – Loan Quality

	9/30/10	6/30/10	3/31/10	12/31/09	9/30/09
NPA's & Loans 90 Days Past Due – ($ 000's)	$105,003	$105,449	$110,587	$94,227	$98,802
NPA's & Loans 90 Days Past Due - %	2.91%	2.92%	2.99%	2.46%	2.57%
Allowance for Loan Losses / Total Loans - %	1.78%	1.92%	1.91%	1.76%	1.74%

WesBanco®

3rd Quarter Loan Sale

- $14.6 million loan sale completed before quarter-end:

  - Consists of $11.6 million CRE and $3.0 million commercial loans.

  - $13.2 million were non-accrual loans and $1.4 million were classified.

  - $5.4 million in previously provided reserves attributable to loans.

  - Net sale price = $4.4 million; resulting in $10.5 million in charge-offs.

  - Achieves a meaningful immediate reduction in non-accrual loans.

  - Removes certain loans with the highest uncertainty for potential loss.

  - Removes certain loans with the highest potential for unforeseen liabilities or protracted litigation.

WesBanco

Questions?

WesBanco

Non-GAAP Financial Measures

Tangible equity to tangible assets

	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10
Total shareholder's equity	$ 653,720	$ 592,335	$ 588,716	$ 596,473	$ 604,714	$ 608,287
Less: goodwill & other tangible assets	(289,893)	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)
Tangible equity	363,827	303,248	300,424	308,880	317,806	322,059
Total assets	5,736,941	5,561,091	5,397,352	5,380,441	5,356,261	5,362,623
Less: goodwill & other tangible assets	(289,893)	(289,087)	(288,292)	(287,593)	(286,908)	(286,228)
Tangible assets	5,447,048	5,272,004	5,109,060	5,092,848	5,069,353	5,076,395
Tangible equity to tangible assets	6.68%	5.75%	5.88%	6.06%	6.27%	6.34%

WesBanco

